SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

M III Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

55378T 203

(CUSIP Number)

3 Columbus Circle, 15th Floor

New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55378T 203

1	Names of Reporting Person. M III Sponsor I LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,353,368
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 4,353,368
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,353,368
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.0%
14	Type of Reporting Person OO

CUSIP No. 55378T 203

1	Names of Reporting Person. M III Sponsor I LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 259,132
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 259,132
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 259,132
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person PN

CUSIP No. 55378T 203

1	Names of Reporting Person. M III Acquisition Partners I LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 4,353,368
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 4,353,368

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,353,368
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.0%
14	Type of Reporting Person OO

CUSIP No. 55378T 203

1	Names of Reporting Person. M III Acquisition Partners I Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 259,132
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 259,132

11	Aggregate Amount Beneficially Owned by Each Reporting Person 259,132
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person CO

CUSIP No. 55378T 203

1	Names of Reporting Person. Mohsin Y. Meghji
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 4,612,500
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 4,612,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,612,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.3%
14	Type of Reporting Person IN

* M III Acquisition Partners I LLC is the sole managing member of M III Sponsor I LLC. M III Acquisition Partners I Corp. is the sole general partner of M III Sponsor I LP. Mohsin Y. Meghji is the chief executive officer of M III Acquisition Partners I Corp. and the sole managing member of M III Acquisition Partners I LLC. Consequently, Mr. Meghji may be deemed the beneficial owner of the shares held by M III Sponsor I LLC and M III Sponsor I LP and has sole voting and dispositive control over such shares.

SCHEDULE 13D

This Schedule 13D is filed on behalf of M III Sponsor I LLC, a Delaware limited liability company (“M III LLC”), M III Sponsor I LP, a Delaware limited partnership (“M III LP”), M III Acquisition Partners I LLC, a Delaware limited liability company (“M III Acquisition LLC”), M III Acquisition Partners I Corp., a Delaware corporation (“M III Corp.”), and Mr. Mohsin Y. Meghji (the “Principal” and, together with M III LLC, M III LP, M III Acquisition LLC and M III Corp., the “Reporting Persons”).

Item 1.          Security and Issuer

Securities acquired: common stock, $0.0001 par value (“Common Stock”)

Issuer:    M III Acquisition Corp. (the “Issuer”)

3 Columbus Circle

15th Floor

New York, New York 10019

Item 2.          Identity and Background

(a) This statement is filed by:

(i) M III LLC, which is the holder of record of approximately 22.0% of the Issuer’s outstanding shares of Common Stock based on the number of shares of Common Stock outstanding (19,772,500) as of July 12, 2016, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on July 18, 2016;

(ii) M III LP, which is the holder of record of approximately 1.3% of the Issuer’s outstanding shares of Common Stock based on the number of shares of Common Stock outstanding (19,772,500) as of July 12, 2016, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the SEC on July 18, 2016;

(iii) M III Acquisition LLC, the sole managing member of M III LLC;

(iv) M III Corp., the sole general partner of M III LP; and

(v) the Principal, the chief executive officer of M III Corp., the sole managing member of M III Acquisition LLC, and the chairman and chief executive officer of the Issuer.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 3 Columbus Circle, 15th Floor, New York, New York 10019.

(c) The Principal’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Principal occupation: Managing Partner

Company: M-III Partners, LP

Principal business: Financial Advisory Services and Private Equity Investment

Address: 3 Columbus Circle, 15th Floor, New York, New York 10019

The other Reporting Persons’ principal business is to act as the Issuer’s sponsors, or managers of such sponsors, in connection with the IPO and potential business combination.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) M III LLC is a Delaware limited liability company. M III LP is a Delaware limited partnership. M III Acquisition LLC is a Delaware limited liability company. M III Corp. is a Delaware corporation. The Principal is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $3,425,000. The source of these funds was the working capital of M III LLC and M III LP.

Item 4.          Purpose of the Transaction

In connection with the organization of the Issuer, on August 4, 2015, 3,593,750 shares of Common Stock were purchased by M III LLC for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated August 4, 2015 between M III LLC and the Issuer, as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

On July 12, 2016, simultaneously with the consummation of the Issuer’s initial public offering (“IPO”), M III LLC purchased 300,000 units (“Placement Units”), and M III LP purchased 40,000 Placement Units, of the Issuer at $10.00 per Placement Unit, pursuant to a Second Amended and Restated Unit Subscription Agreement, dated July 7, 2016, by and among the Issuer, M III LLC and M III LP, as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one share of Common Stock and one warrant to purchase one-half (1/2) of one share of Common Stock, at an exercise price of $5.75 per half-share (as described more fully in the Issuer’s Final Prospectus dated July 8, 2016).

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Issuer’s Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote its shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

 Item 5.          Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 19,772,500 shares of Common Stock outstanding as of July 12, 2016, as reported by the Issuer in Exhibit 99.1 to its current report on form 8-K filed by the Issuer with the SEC on July 18, 2016) are as follows:

M III Sponsor I LLC
a)		Amount beneficially owned: 4,353,368	Percentage: 22.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	4,353,368
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	4,353,368
	iv.	Shared power to dispose or to direct the disposition of:	0
M III Sponsor I LP
a)		Amount beneficially owned: 259,132	Percentage: 1.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	259,132
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	259,132
	iv.	Shared power to dispose or to direct the disposition of:	0
M III Acquisition Partners I LLC
a)		Amount beneficially owned: 4,353,368	Percentage: 22.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	4,353,368
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	4,353,368
M III Acquisition Partners I Corp.
a)		Amount beneficially owned: 259,132	Percentage: 1.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	259,132
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	259,132
Mohsin Y. Meghji
a)		Amount beneficially owned: 4,612,500	Percentage: 23.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	4,612,500
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	4,612,500

The Principal may, by reason of his status as the chief executive officer of M III Corp. and the sole managing member of M III Acquisition LLC, respectively, be deemed to own beneficially the securities of which M III LLC, M III LP, M III Acquisition LLC and M III Corp. beneficially own. The Principal holds the power to vote and to dispose of the securities beneficially owned by each of M III LLC, M III LP, M III Acquisition LLC and M III Corp.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement

In connection with the organization of the Issuer, on August 4, 2015, 3,593,750 (such amount subsequently adjusted pursuant to the stock split and share cancellations described below) shares of Common Stock were purchased by M III LLC for the amount of $25,000 (the “Founder Shares”), pursuant to a Securities Subscription Agreement, dated August 4, 2015 between M III LLC and the Issuer (the “Purchase Agreement”). Under the Purchase Agreement, M III LLC acknowledged that the Founder Shares would be subject to certain lock-up provisions to be contained in the Insider Letter (as defined below). The description of the lock-up is described further under “Insider Letter” in this Item 6 below. The Purchase Agreement provided that 468,750 (such amount subsequently adjusted pursuant to the stock split and share cancellations described below) Founder Shares purchased by M III LLC were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full. As of the date of this filing, the underwriter of the IPO has not exercised any portion of such option.

On November 5, 2015 the Issuer effectuated a 1.760-for-1 stock split in the form of a dividend.

Prior to the consummation of the IPO, the Issuer cancelled a portion of the shares of Common Stock held by the Reporting Persons, resulting in an aggregate of 4,312,500 Founder Shares outstanding, including 4,272,500 Founder Shares held by the Reporting Persons (up to 562,500 of which are subject to forfeiture).

The description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on April 19, 2016 (and is incorporated by reference herein as Exhibit 10.1).

Securities Assignment Agreements

In August and October 2015, M III LLC transferred an aggregate of 40,000 Founder Shares to certain directors of the Issuer, for an aggregate purchase price of $278.26 (its cost basis in such shares), pursuant to Securities Assignment Agreements (the “Director Assignment Agreements”), by and among M III LLC and the transferee parties thereto (the “Director Transferees”). Under the Director Assignment Agreements, the shares held by Director Transferees are not subject to the forfeiture requirement in connection with the underwriter’s overallotment option, as described above.

In April 2016, M III LLC transferred 367,782 (a portion of which was subsequently cancelled by the Issuer prior to the consummation of the IPO, as described above) Founder Shares to M III LP, for a purchase price of $1,823.84 (its cost basis in such shares), pursuant to a Securities Assignment Agreement, dated April 18, 2016 (the “M III LP Assignment Agreement”), by and between M III LLC and M III LP.

Unit Subscription Agreement between the Issuer and sponsor

On July 12, 2016, simultaneously with the consummation of the IPO, M III LLC purchased 300,000 Placement Units, and M III LP purchased 40,000 Placement Units, at $10.00 per Placement Unit, pursuant to a Second Amended and Restated Unit Subscription Agreement, dated July 7, 2016, among the Issuer, M III LLC and M III LP (the “Subscription Agreement”). The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 13, 2016 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

On July 7, 2016, in connection with the IPO, the Issuer and certain security holders, including M III LLC and M III LP, entered into a registration rights agreement, pursuant to which, such holders were granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on July 13, 2016 (and is incorporated by reference herein as Exhibit 10.4).

Insider Letter

On July 7, 2016, in connection with the IPO, the Issuer and certain initial security holders including the Reporting Persons entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Reporting Persons each agreed (A) to vote its Founder Shares, any shares of Common Stock underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the initial public offering, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any shares of Common Stock underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Principal also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), he will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

Pursuant to the Insider Letter, the Reporting Persons agreed not to sell, assign, transfer or dispose of the Founder Shares until the earlier of (1) one year after the completion of the Issuer’s initial business combination and (2) the date on which the Issuer consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction after such initial business combination that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, or (2) if the Issuer consummates a transaction after such initial business combination which results in the Issuer’s stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from such lock-up. The Reporting Persons also agreed that the Private Placement Units and their component securities will not be transferable, assignable or salable until 30 days after the completion of the Issuer’s initial business combination. Notwithstanding the foregoing, the Insider Letter provided exceptions pursuant to which the Reporting Persons could transfer such shares to certain permitted transferees as further described in the Insider Letter.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on July 13, 2016 (and is incorporated by reference herein as Exhibit 10.3).

Item 7.          Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of April 10, 2015, by and between the Issuer and M III Sponsor I LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on April 19, 2016).

Exhibit 10.2	Second Amended and Restated Unit Subscription Agreement, dated as of July 7, 2016, among the Issuer, M III Sponsor I LLC and M III Sponsor I LP (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 13, 2016).

Exhibit 10.3	Insider Letter, dated as of July 7, 2016, by and among the Issuer, certain initial security holders including the Reporting Persons (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 13, 2016).

Exhibit 10.4	Registration Rights Agreement, dated as of July 7, 2016, by and among the Issuer and certain initial security holders including the Reporting Persons (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 13, 2016).

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2016		M III SPONSOR I LLC By: M III Acquisition Partners I LLC, its Managing Member

	By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji
Title: Managing Member

M III SPONSOR I LP By: M III Acquisition Partners I Corp., its Sole General Partner
By: /s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji
Title: Chief Executive Officer

/s/ Mohsin Y. Meghji
Mohsin Y. Meghji